EXHIBIT 2
[Photograph of Corporate Building]
Fourth Quarter 2000 Preliminary Figures

Contacts:
--------

IN MEXICO CITY                                            IN NEW YORK CITY
--------------                                            ----------------
Arturo D'Acosta Ruiz                                         Blanca Hirani
Alejandro de la Barreda                                  Melanie Carpenter
Tel: (525) 261-8037                                    Tel: (212) 406-3690
abarredag@mail.desc.com.mx                            bhirani@i-advize.com

[DESC LOGO]

                     DESC ANNOUNCES ITS PRELIMINARY FIGURES
                         FOR THE FOURTH QUARTER OF 2000

Mexico City, January 29 of 2001 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary unaudited figures for the Fourth Quarter of 2000, which reflect the impact of the following factors: i) a decline in the sales from OEMs which affected the Company's auto parts sector results for December, ii) the higher cost of raw materials as well as the significant increase in the price of natural gas, which impacted the chemical sector, iii) the extraordinary charges registered in the food sector, and iv) the strengthening of the peso versus the dollar during the period.

                    CONSOLIDATED PRELIMINARY RESULTS FOR 4Q00
                      (Figures in millions of U.S. dollars)

------------------------------------ ----------------------- -------------------
                                             4Q00E                    4Q99*
------------------------------------ ----------------------- -------------------
SALES                                         612                      620
------------------------------------ ----------------------- -------------------
OPERATING INCOME                               41                       73
------------------------------------ ----------------------- -------------------
OPERATING MARGIN                              6.8%                    11.7%
------------------------------------ ----------------------- -------------------
EBITDA                                         72                      102
------------------------------------ ----------------------- -------------------


                    CONSOLIDATED PRELIMINARY RESULTS FOR 2000
                      (Figures in millions of U.S. dollars)

------------------------------------ ----------------------- -------------------
                                             2000E                    1999*
------------------------------------ ----------------------- -------------------
SALES                                        2,391                    2,335
------------------------------------ ----------------------- -------------------
OPERATING INCOME                              232                      307
------------------------------------ ----------------------- -------------------
OPERATING MARGIN                             9.7 %                    13.2%
------------------------------------ ----------------------- -------------------
EBITDA                                        348                      405
------------------------------------ ----------------------- -------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate. *Figures included the poultry business, which was sold during December of 1999.

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
UNIK (AUTO PARTS)

Operating margins this quarter will be affected mainly by the temporary cutback and shut down of some OEMs' (Original Equipment Manufacturers) plants during December 2000 as a result of their high inventory levels and the slowdown in the U.S. economy. Furthermore, during this quarter the peso continued to strengthen versus the dollar. Both effects will affect the operating margin.

                                   [UNIK LOGO]
                        PRELIMINARY RESULTS FOR THE 4Q00
                      (Figures in millions of U.S. dollars)

------------------------------------ ----------------------- -------------------
                                             4Q00E                     4Q99
------------------------------------ ----------------------- -------------------
SALES                                         263                      263
------------------------------------ ----------------------- -------------------
OPERATING INCOME                               30                       41
------------------------------------ ----------------------- -------------------
OPERATING MARGIN                             11.5%                    15.6%
------------------------------------ ----------------------- -------------------
EBITDA                                         45                       58
------------------------------------ ----------------------- -------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



GIRSA (PETROCHEMICAL AND DIVERSIFIED PRODUCTS)

Results from the chemical sector will be affected by high raw material prices and the price of natural gas which reached levels close to US$10 per million BTU, causing a decline in Girsa's operating margins.

                                  [GIRSA LOGO]
                        PRELIMINARY RESULTS FOR THE 4Q00
                      (Figures in millions of U.S. dollars)

------------------------------------ ----------------------- -------------------
                                             4Q00E                     4Q99
------------------------------------ ----------------------- -------------------
SALES                                         200                      182
------------------------------------ ----------------------- -------------------
OPERATING INCOME                              7.4                       16
------------------------------------ ----------------------- -------------------
OPERATING MARGIN                              3.7%                     8.9%
------------------------------------ ----------------------- -------------------
EBITDA                                         15                       24
------------------------------------ ----------------------- -------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


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
AGROBIOS (FOOD)

During the last quarter of the year the Company continued its restructuring process and expects operations to stabilize beginning in 2001.

During the quarter, the Company registered extraordinary charges of approximately US$ 20 million under operating income, bringing this total to close to US$29 million for 2000. These charges are related to the restructuring process mainly in the Corfuerte, ASF and Shrimp businesses.


                                 [AGROBIOS LOGO]
                        PRELIMINARY RESULTS FOR THE 4Q00
                      (Figures in millions of U.S. dollars)

------------------------------------ -------------- ----------------------------
                                         4Q00E                       4Q99*
------------------------------------ -------------- ----------------------------
SALES                                     106                      150
------------------------------------ -------------- ----------------------------
OPERATING INCOME                           0                        9
------------------------------------ -------------- ----------------------------
OPERATING MARGIN                          0%                      5.8%
------------------------------------ -------------- ----------------------------
EBITDA                                     6                       12
------------------------------------ -------------- ----------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate. *Figures included the poultry business, which was sold during December of 1999.


DINE (REAL ESTATE)

Higher sales in the Punta Mita and Bosques de Santa Fe projects as well as the divestment of land reserve in Cancun (Xaac) will result in a significant recovery in total sales. However, operating margins will decline due to the higher sales in projects with lower margins (mainly the sale of the land reserve in Cancun).

                                   [DINE LOGO]
                        PRELIMINARY RESULTS FOR THE 4Q00
                      (Figures in millions of U.S. dollars)

------------------------------------ -------------- ----------------------------
                                         4Q00E                    4Q99
------------------------------------ -------------- ----------------------------
SALES                                     42                       23
------------------------------------ -------------- ----------------------------
OPERATING INCOME                           6                        8
------------------------------------ -------------- ----------------------------
OPERATING MARGIN                         14.5%                    34.3%
------------------------------------ -------------- ----------------------------
EBITDA                                     8                        9
------------------------------------ -------------- ----------------------------

Note: Figures in U.S. dollars for Sales, Operating Income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                                    ********

All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.



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